Exhibit (a)(1)(Q)

To:	[ ]

From:	options_exchange_offer@jabil.com

Date:	June 10, 2008

Subject:	TENDER OFFER EXTENDED

Jabil’s Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights has been extended.

The tender offer was scheduled to expire at 5:30 p.m., Eastern Daylight Time, on Tuesday, June 10, 2008, but has been extended until Friday, June 13, 2008 at 5:30 p.m. (EDT). No other changes are being made to the offer.

IF YOU HAVE ALREADY ACCEPTED THE OFFER YOU DO NOT NEED TO DO ANYTHING UNLESS YOU WISH TO CHANGE YOUR ELECTION.

Due to the serious tax implications for affected employees, this offer was extended to provide the 29 eligible employees, who have not yet elected whether to participate in the offer, more time to make their decision. We will only continue to contact those 29 employees who have not yet made an election decision.

As of 5:30 PM Eastern Daylight Time on June 10, 2008, 96.6% of eligible participants have tendered their eligible awards. In addition, as of such time, eligible awards covering 2,045,671 shares of common stock (representing approximately 98.9% of shares subject to eligible awards) were validly tendered and have not been withdrawn.

If you are one of the 29 eligible employees who have not yet elected whether to participate in the offer, please review the email you received from options_exchange_offer@jabil.com dated May 12, 2008. You have unexercised stock options and stock appreciation rights that will likely be subject to a 20% federal surtax under the recent changes to Section 409A of the Internal Revenue Code. The affected awards are those you received under either Jabil’s 1992 Stock Option Plan or its 2002 Stock Incentive Plan.

Participation in the offer should eliminate your Section 409A tax liability. Your participation in the offer is voluntary.

If you have not already submitted your Election Form and wish to participate in the offer, by 5:30, Eastern Daylight Time on June 13, 2008, you need to either:

1.	Access the Election Form via the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, select the “ACCEPT” button located in the email to submit the Election Form electronically; or

2.	Alternatively, print the entire Election Form contained in the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, complete the Election Form by marking the “ACCEPT” box, signing and dating the Election Form. Submit the Election Form via fax to us at (727) 231-3051.

If you no longer have the May 12, 2008 email, or if you have any questions, please email options_exchange_offer@jabil.com.